UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 8, 2009

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On May 8, 2009, the Board of Directors approved amendments to the Company's By-Laws and the Board's Corporate Governance Guidelines. The amendments to the governance guidelines included the creation of the position of Lead Director, who is to: (i) preside at meetings of the Board when the Chairman is not present, including meetings of independent directors, (ii) act as a key liaison between the Chairman & CEO and the independent directors, (iii) call meetings of the independent directors when necessary, (iv) communicate Board member feedback to the Chairman & CEO after Board meetings, and (v) perform such other duties as requested by the Board. Article IV (Officers), Section 6 (Vice Chairman) of the By-laws was amended to provide that a Vice Chairman would preside at meetings of the stockholders and directors in the absence of the Chairman and the Lead Director. Article IV, Section 7 (President) of the By-Laws was amended to delete the provision stating that the President would preside at meetings of the stockholders and directors in the absence of the Chairman and the Vice Chairman.

The Board's Corporate Governance Guidelines were also amended to clarify the process for our ongoing self-evaluations of the Audit, Compensation and Corporate Governance and Nominating Committees, and to provide for an annual evaluation of the performance of the Board and individual directors, to be coordinated by the Corporate Governance and Nominating Committee.

Item 8.01. Other Events

On May 8, 2009, the Company's Board of Directors rescinded an earlier resolution to divest its Decorative Surfaces segment. Given the continued weak acquisition market conditions and the premium value of these businesses, the Company decided to discontinue the sales process and return the businesses to continuing operations. The press release announcing the board's decision is furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

  (c)   Exhibits

Exhibit Number	Exhibit Description
3	By-laws of Illinois Tool Works Inc., as amended.
99.1	Press Release issued by Illinois Tool Works Inc. dated May 8, 2009 (furnished pursuant to Item 8.01).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: May 12, 2009   By: /s/ Ronald D. Kropp
                                           Ronald D. Kropp
                                           Senior Vice President & Chief Financial Officer
                                           (Principal Accounting Officer)